# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TORM plc, CIK 0001655891
CUSIP: G89479102
Title of class of securities: Class A common shares, par value $0.01 per share
Address of issuer's principal executive offices: 4th Floor, 120 Cannon Street, London, United Kingdom (X0), EC4N 6AS
Date of event which requires filing of this statement: 09/24/2026
Amends the filing with accession number 0001140361-25-046373
Filed by CIK 0001815779
Persons authorized to receive notices and communications: Soren Steenberg Jensen, c/o Hafnia SG Pte. Ltd., 10 Pasir Panjang Road, #18-01, Singapore, Singapore (U0), 117438, 65 6434 3770; Anthony J. Renzi, Jr., Vedder Price P.C., 1401 New York Avenue NW, Suite 500, Washington, District Of Columbia (DC), 20005, 1 202 312 3336

## Reporting persons
- Hafnia Limited (CIK 0001815779): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: working capital (WC), affiliate funds (AF); sole voting power 20,356,061; shared voting power 0; sole dispositive power 20,356,061; shared dispositive power 0; aggregate amount beneficially owned 20,356,061 (19.85% of the class)
  Comment: (1) The percent of class is calculated based on 102,553,688 shares of Class A common stock, par value $0.01 per share (the "Class A Shares"), outstanding as of September 18, 2026, as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on September 18, 2026 (the "Form 6-K").

## Item 1. Security and Issuer
Title of class of securities: Class A common shares, par value $0.01 per share
Name of issuer: TORM plc
Address of issuer's principal executive offices: 4th Floor, 120 Cannon Street, London, United Kingdom (X0), EC4N 6AS
Comment:
This Amendment No. 2 to Schedule 13D ("Amendment No. 2") is being filed by Hafnia Limited ("Hafnia" or the "Reporting Person") pursuant to 240.13d-2(a) under the Securities Exchange Act of 1934, as amended, with respect to the Class A Shares.

This Amendment no. 2 amends and supplements the statement on the Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission (the "SEC") on December 22, 2025 (the "Original Schedule 13D"), and amended by Amendment No. 1 filed with the SEC on September 17, 2026 (collectively with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein which are not defined have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Item 2(a) of Schedule 13D is hereby amended to replace Exhibit 1 in its entirety with Exhibit 1 filed herewith.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is supplemented as follows:

The Class A Shares acquired by the Reporting Person on September 24, 2026, as described in Item 5 below, were purchased using the Reporting Person's cash on hand and its available credit facilities.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 of Schedule 13D is amended and supplemented as follows: As of September 24, 2026, Hafnia may be deemed to beneficially own 20,356,061 Class A Shares, representing approximately 19.85% of the outstanding Class A Shares. The foregoing beneficial ownership percentage is based on a total of 102,553,688 Class A Shares outstanding as disclosed in the Issuer's Form 6-K.
Number of shares as to which each person has sole or shared power to vote or dispose: Hafnia has sole voting power and sole dispositive power over 20,356,061 Class A Shares, representing approximately 19.85% of the outstanding Class A Shares. The foregoing percentage is based on a total of 102,553,688 Class A Shares outstanding as disclosed in the Issuer's Form 6-K.
Transactions in the class effected during the past sixty days:
On September 24, 2026, the Reporting Person acquired 1,700,000 Class A Shares in a secondary offering structured as a bought transaction by J.P. Morgan Securities LLC at an offering price of $34.00 per share, or $57,800,000 in the aggregate.

In addition to the above transaction, the Reporting Person has effected the following transactions in the Class A Shares during the past 60 days: On September 15, 2026, the Reporting Person acquired 4,500,000 Class A Shares in a secondary offering structured as a bought transaction by J.P. Morgan Securities LLC at an offering price of $32.25 per share, or $145,125,000 in the aggregate.

## Signatures
- Hafnia Limited: /s/ Petrus Wouter Van Echtelt, Petrus Wouter Van Echtelt, Chief Financial Officer (09/25/2026)